

22006906

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing

ANNUAL REPORTS
AUG 2 5 2022 ## FORM X-17A-5
PART III

Washington, DC

FACING PAGE

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SEC FILE NUMBER
8-40417

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __7/1/2021__ AND ENDING __6/30/2022__
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __The Champion Group, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__4416 Lockhill Selma Rd.__
                            (No. and Street)

Shavano Park	Texas	78249
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

C David Gartley	210-490-1482	dgartley@championgroup.com
(Name)	(Area Code -- Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Haynie & Company__
(Name – if individual, state last, first, and middle name)

1785 W. 2320 S.	Salt Lake City	UT	84119
(Address)	(City)	(State)	(Zip Code)

10/20/2003	457
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __C. David Gartley__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __The Champion Group, Inc.__ , as of __June 30__ , 2022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature _____

Title: __President__

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☐ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*__**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__*



Haynie & Company

Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119

📞 801-972-4800

📠 801-972-8941

🌐 www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of The Champion Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Champion Group, Inc. as of June 30, 2022, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of The Champion Group, Inc. as of June 30, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of The Champion Group, Inc.'s management. Our responsibility is to express an opinion on The Champion Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to The Champion Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1, Computation for Determination of Reserve Requirements and the Disclosure of Information Related to the Possession of Control Requirements under Rule 15c3-1, and Reconciliation of Net Capital Under Rule 15c3-1 (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of The Champion Group, Inc.'s financial statements. The supplemental information is the responsibility of The Champion Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



PrimeGlobal

*An Association of
Independent Accounting Firms*



An Independently owned member
RSM US Alliance

RSM

Haynie & Company

Salt Lake City, Utah
August 23, 2022

We have served as The Champion Group, Inc.'s auditor since 2018.

THE CHAMPION GROUP, INC.

Statement of Financial Condition
For the Year Ended June 30, 2022

ASSETS		
Current Assets:		
Cash	$	245,678
Employee Advances		15,167
Prepaid Expenses		24,346
Investment, at Fair Value (cost: $8,100)		45,762
Total Current Assets		330,953
Fixed Assets:		
Office Equipment		4,891
Furniture & Fixtures		9,167
Total Fixed Assets		14,058
Accumulated Depreciation		(13,048)
		1,010
Other Assets:		
Deferred Tax Asset		12,600
TOTAL ASSETS	$	344,563
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable - Trade	$	940
Accrued Liabilities		81,745
Income Tax Payable		1,953
Total Current Liabilities		84,638
Total Liabilities		84,638
Stockholders' Equity:		
Common Stock, $0.01 Par Value, 1,000,000 Shares Authorized, 350,000 Issued and Outstanding		3,500
Additional Paid-In Capital		198,500
Accumulated Earnings		57,925
Total Stockholders' Equity		259,925
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	344,563

THE CHAMPION GROUP, INC.

Statement of Income
As of June 30, 2022

Revenues		
Commission Income	$	2,357,967
Interest Income		699
		2,358,666
Expenses		
Advertising		2,621
Auto Expense		878
Business Promotion		1,933
Commissions		1,821,171
Computer Maintenance		8,960
Contract Labor		22,630
Depreciation		1,027
Donations		6,434
Dues and Subscriptions		243
Other Taxes		1,044
Insurance - Medical		31,377
Insurance - Liability		4,000
Licenses and Examination Fees		34,639
Office		33,747
Payroll Taxes		126,059
Postage and Shipping		344
Professional Fees		39,162
Salaries		164,463
Training and Education		4,143
Travel and Entertainment		11,670
		2,316,545
Income Before Other Income and Provision for Income Taxes		42,121
Other Income		
PPP Loan Forgiveness		138,500
Unrealized Loss on Investment		(6,978)
		131,522
Income Tax Expense		44,424
Net Income	$	129,219

THE CHAMPION GROUP, INC.

Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2022

	Common Stock	Additional Paid-in Capital	Accumulated Earings (Deficit)	Total
Balance - July 1, 2021	$ 3,500	$ 198,500	$ (51,294)	$ 150,706
Net Income	-	-	129,219	129,219
Dividends	-	-	(20,000)	(20,000)
Balance - June 30, 2022	$ 3,500	$ 198,500	$ 57,925	$ 259,925

THE CHAMPION GROUP, INC.

Statement of Cash Flows
For the Year Ended June 30, 2022

Cash Flows from Operating Activities	
Net Income	$ 129,219
Adjustments to Reconcile Net Income to Cash Provided	
by Operating Activities	
Depreciation	1,027
Forgiveness of PPP Loan	(138,500)
Unrealized Loss on Investment	6,978
(Increase) Decrease in:	
Employee Advances	(6,373)
Prepaid Expenses	(10,590)
Deferred Tax Asset	42,471
Increase (Decrease) in:	
Accounts Payable	(1,366)
Accrued Liablities	64,118
Income Tax Payable	1,953
Net Cash Provided by Operating Activities	88,937
Cash Flows from Financing Activities	
Dividends Paid	(20,000)
Net Cash Used in Financing Activities	(20,000)
Net Increase in Cash	68,937
Cash Balance - June 30, 2021	176,741
Cash Balance - June 30, 2022	$ 245,678
Supplemental Disclosure	
Cash Paid for Interest	$ -
Cash Paid for Income Taxes	$ -

THE CHAMPION GROUP, INC.

Notes to the Financial Statements
June 30, 2022

Note A – General Information

Nature of Operations

The Champion Group, Inc. (the Company) was incorporated under the laws of the State of Delaware on October 7, 1988. The Company is engaged in the broker/dealership of direct participation programs and general securities. The Company is also registered to sell mutual funds on a commission basis. The Company does not hold customer securities or have customer accounts.

Note B – Summary of Significant Accounting Policies

The following is a summary of significant accounting policies of the Company. These accounting policies conform to U.S. generally accepted accounting principles (GAAP) and were utilized in preparing the accompanying financial statements.

Use of Estimates

The process of preparing financial statements in conformity with GAAP requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Accordingly, upon settlement, actual results may differ from estimated amounts.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense for the year ended June 30, 2022 was $1,027.

Commission Income

The Company records fees as they are earned based on the services provided or the closing of certain events.

Commissions Receivable/Payable

Commissions receivable are related to commissions earned by the Company that have not been received. The broker accrues commissions payable associated with commissions receivable. As of June 30, 2022, the Company had no commissions receivable or commissions payable.

THE CHAMPION GROUP, INC.

Notes to the Financial Statements
June 30, 2022

Note B – Summary of Significant Accounting Policies (Continued)

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets or liabilities. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for fiscal years before June 30, 2019.

The Company determined that they are not required to record a liability related to uncertain tax positions as of June 30, 2022.

Advertising Costs

Advertising costs are expensed as incurred and were $2,621 during the year ending June 30, 2022.

Investments

Investments represent equity securities in one publicly traded domestic company. The investment is held as available for sale by the Company and is recorded at fair value at June 30, 2022. The investment is a level 1 investment, as it has readily determinable fair market value through the public stock exchange. Realized gains and losses and unrealized holding gains and losses are determined using the first-in, first-out (FIFO) method and are included in earnings. The Company has not recorded any impairments on the investment.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash represents cash on hand, cash in clearing deposit accounts, and cash in bank depository accounts.

Note C – Related Party Transactions

The Company operates under an arrangement with Venture Exploration Corp. d/b/a Combined Resources Group ("Combined") to provide marketing services for oil and gas ventures that Combined has developed. The Company and Combined are owned by the same individuals. As part of the arrangement with Combined, the Company is provided with office facilities, phone/internet services, copier services, and postage at no charge. During the year ended June 30, 2022, the Company received commissions totaling $2,356,125 from the sale of joint venture interests issued by Combined.

THE CHAMPION GROUP, INC.

Notes to the Financial Statements
June 30, 2022

Note C – Related Party Transactions (Continued)

At times throughout the year, short-term loans are made to employees. The ending Employee Advances balance as of June 30, 2022 was $15,167.

Note D – Federal Income Taxes

The components of the Company's income tax expense are as follows:

Current Income Tax Expense at Statutory Rate	$	2,143
Permanent Differences		49,847
Change in Deferred Tax Asset		(10,571)
Temporary Differences		3,005
Net Income Tax Expense (Benefit)	$	44,424

The components of the deferred tax asset (liability) are as follows:

Temporary Differences - Depreciation	$	(266)
Temporary Differences - Charitable Contributions		1,140
Temporary Differences - NOL Carryforward		11,726
	$	12,600

Minimum future carryovers available are as follows:

Charitable Contributions -		
June 30, 2023	$	10,322
June 30, 2024		10,322
June 30, 2025		9,637
June 30, 2026		9,637
Thereafter		6,434
NOL Carryforward -		
June 30, 2023 and thereafter	$	214,006

The Company utilized Net Operating Loss of $51,013 for the year ending June 30, 2022 to decrease current income tax expense.

Note E – Major Customers

A substantial portion of the investments sold by the Company are developed by Combined (see Note C). During 2022, commissions from the sale of joint venture interests that Combined issued aggregated $2,356,125, or 99.9% of total commission income.

THE CHAMPION GROUP, INC.

Notes to the Financial Statements
June 30, 2022

Note F – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000. As of June 30, 2022, the Company had net capital of $199,938, which was $194,295 in excess of its required net capital of $5,643. The Company's net capital ratio was .4233 to 1 (see Schedule I).

Note G– Notes Payable
The Company obtained a second Paycheck Protection Program loan from the Small Business Administration in 2021. The note was fully forgiven in 2022.

Note H– Subordinated Borrowings
There are no subordinated borrowings that are used in computing net capital under the SEC's uniform net capital rule.

Note I – Reserve Requirements and information relating to the possession or control requirements for broker-dealers

A computation for determination of reserve requirements and information relating to the possession or control of securities as specified by Rule 15c3-3 and rule 17a-5(d)(3) were both omitted and are not required as the company operates pursuant to the exemptive provisions of SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. During the reporting period, the Company did not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) or Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts as defined in Rule 15c3-3.

Note J– Retirement Plan

The Company established a 401(k) retirement plan in July 2000. Eligible employees of the Company may participate in the plan and make voluntary contributions pursuant to a salary reduction agreement. Employees who have completed one year of service with a minimum of 1,000 hours of service worked are eligible. Company contributions to the plan are discretionary. The Company made no contributions to the plan for the year ended June 30, 2022.

THE CHAMPION GROUP, INC.

Notes to the Financial Statements
June 30, 2022

Note K – Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606".) This requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company acts as a placement agent. Revenue from placement agent fees is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction).

Note L – Subsequent Events

The Company has evaluated subsequent events through August 23, 2022, the date which the financial statements were available to be issued. No such events have occurred subsequent to the balance sheet date and through the date of the Company's evaluation that would require adjustment to, or disclosure in, the financial statements.

THE CHAMPION GROUP, INC.

Schedule I – Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2022

Net Capital and Computation of Basic Net Capital Requirements

Total Stockholder's Equity	$	259,925
Plus: Allowable Liability		-
Less: Nonallowable Assets		(53,123)
Net Capital before Haircuts on Securities		206,802
Haircuts on Securities		(6,864)
Net Capital		199,938
Less: Net Assets not Allowable for Net Capital (Greater of 6-2/3% of Aggregate Indebtedness or $5,000)		5,643
Excess Net Capital	$	194,295

Aggregate Indebtness

Items Included in the Statement of Financial Condition:

Accounts Payable	$	82,685
Commission Payable		-
Tax Liabilities		1,953
Total Aggregate Indebtedness	$	84,638
Ratio: Aggregate Indebtedness to Net Capital		.4233 to 1

THE CHAMPION GROUP, INC.

Schedule II – Other Reporting Requirements
June 30, 2022

Computation for Determination of Reserve Requirements and the Disclosure of Information Related to the Possession or Control Requirements Under Rule 15c3-3.

The computation for determination of reserve requirements and the information related to the possession or control requirements under Rule 15c3-3 are not applicable. The Company primarily deals in direct participation programs, mutual funds, and general securities. The Company does not hold customer securities or have customer accounts and qualifies for exemption under SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff.

Reconciliation of the Computation of Net Capital Under Rule 15c3-1.

Net Capital, as Reported in Part II (Unaudited) FOCUS Report	$ 199,938
Difference - Year-end Audit Adjustments	-
Net Capital per Schedule I	$ 199,938

The reconciliation of the computation of net capital did not differ from the net capital calculated in Schedule I.



Haynie & Company

**Certified Public Accountants
& Management Consultants**

1785 West 2320 South
Salt Lake City, UT 84119

 801-972-4800

 801-972-8941

www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of The Champion Group, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) The Champion Group, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to proprietary trading. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Champion Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Champion Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.



Salt Lake City, Utah

August 23, 2022

PrimeGlobal

*An Association of
Independent Accounting Firms*



An independently owned member
RSM US Alliance

RSM





THE
CHAMPION
G R O U P

June 30, 2022

To whom it may concern:

The Champion Group, Inc (the Company) will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued FAQ issued by SEC staff. During the reporting period, the Company did not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) or Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts as defined in Rule 15c3-3. The Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

The computation for determination of reserve requirements and the information related to the possession or control requirements under Rule 15c3-3 are not applicable. The Company business activities include broker or dealer selling gas or oil interests, broker or dealer selling tax shelters or limited partnerships in primary distributions and private placements of securities.

If you require additional information or wish to discuss this matter further, please do not hesitate to contact our office.

Sincerely,

C. David Gartley
President



Haynie & Company

Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119

 801-972-4800

 801-972-8941

 www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

Board of Directors of
The Champion Group, Inc.
Shavano Park, Texas

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2022. Management of The Champion Group, Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2022, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.



Salt Lake City, Utah

August 23, 2022

PrimeGlobal

*An Association of
Independent Accounting Firms*

An Independently owned member
RSM US Alliance



SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended ___6/30/2022___
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

40417 FINRA JUN
The Champion Group Inc
4416 Lockhill Selma Rd
Shavano Park TX 78249-2078

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

C David Gartley 210 490 1482

2. A. General Assessment (item 2e from page 2) $ 3746

   B. Less payment made with SIPC-6 filed (exclude interest)   (1865)

      __1/14/22__
      Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _____

   E. Interest computed on late payment (see Instruction E) for ____ days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ 1881

   G. PAYMENT: √ the box
      Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐ $ 1881
      Total (must be same as F above)

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

The Champion Group Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 22 day of July , 20 22.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates:
_____   _____   _____
Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ___7/1/2021___
and ending ___6/30/2022___

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ _2,490,189_

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

_____

(2) Net loss from principal transactions in securities in trading accounts.

_____

(3) Net loss from principal transactions in commodities in trading accounts.

_____

(4) Interest and dividend expense deducted in determining item 2a.

_____

(5) Net loss from management of or participation in the underwriting or distribution of securities.

_____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

_____

(7) Net loss from securities in investment accounts.

_17,241_

Total additions

_2,507,430_

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

_____

(2) Revenues from commodity transactions.

_____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

_____

(4) Reimbursements for postage in connection with proxy solicitation.

_____

(5) Net gain from securities in investment accounts.

_10,263_

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

_____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

_____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.

$_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).

$_____

Enter the greater of line (i) or (ii)

_____

Total deductions

_10,263_

2d. SIPC Net Operating Revenues

$ _2,497,167_

2e. General Assessment @ .0015

$ _3,746_

(to page 1, line 2.A.)

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